EXHIBIT 5

[LETTERHEAD OF GRAY CARY WARE & FREIDENRICH LLP]
400 Hamilton Avenue, Palo Alto, CA 94301-1825
Phone: 650-328-6561 Fax: 650-327-3699 www.graycary.com

July 17, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

    As legal counsel for Finisar Corporation, a Delaware corporation (the "Company"), we are rendering this opinion in connection with the registration under the Securities Act of 1933, as amended, of up to 16,783,264 shares of the Common Stock, $0.001 par value, of the Company which may be issued pursuant to the exercise of options granted under the Transwave Fiber, Inc. Amended and Restated 2000 Stock Option Plan, the Medusa Technologies, Inc. 1999 Stock option Plan and the Shomiti Systems, Inc. 1995 Stock Plan, which have been assumed by the Company (collectively, the "Assumed Options"), and the Finisar Corporation 1999 Stock Option Plan, 1999 Employee Stock Purchase Plan and 2001 Nonstatutory Stock Option Plan (collectively, the "Plans").

    We have examined all instruments, documents and records which we deemed relevant and necessary for the basis of our opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. We are admitted to practice only in the State of California and we express no opinion concerning any law other than the law of the State of California, the corporation laws of the State of Delaware and the federal law of the United States. As to matters of Delaware corporation law, we have based our opinion solely upon our examination of such laws and the rules and regulations of the authorities administering such laws, all as reported in standard, unofficial compilations. We have not obtained opinions of counsel licensed to practice in jurisdictions other than the State of California.

    Based on such examination, we are of the opinion that the 16,783,264 shares of Common Stock which may be issued pursuant to the exercise of Assumed Options and options granted under the Plans are duly authorized shares of the Company's Common Stock, and, when issued against receipt of the consideration therefor in accordance with the provisions of the Plans, and, in the case of the Assumed Options, the Second Amended and Restated Agreement and Plan of Reorganization dated as of March 19, 2001 by and among the Company, Transwave Fiber, Inc., and certain principal shareholders of Transwave, the Amended and Restated Agreement and Plan of Reorganization dated as of February 28, 2001 by and among the Company, Flortex Acquisition Corporation, a wholly-owned subsidiary of the Company, and Medusa Technologies, Inc., and the Amended and Restated Agreement and Plan of Reorganization dated as of February 7, 2001 by and among the Company, Silver Acquisition Corporation, a wholly-owned subsidiary of the Company, and Shomiti Systems, Inc., will be validly issued, fully paid and nonassessable.

    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement referred to above and the use of our name wherever it appears in said Registration Statement.

Respectfully submitted,

/s/ Gray Cary Ware & Freidenrich LLP

GRAY CARY WARE & FREIDENRICH LLP